SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     4     )*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Leonard H. Lavin 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2003

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

SCHEDULE 13D

CUSIP No. 013068101

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Leonard H. Lavin

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,788,329 9. Sole Dispositive Power 0 10. Shared Dispositive Power 5,788,329

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,788,329

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 17.90%

14.	Type of Reporting Person IN

*	See instructions

Page 2 of 5 Pages

CUSIP NO. 013068101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

Title of Class of Securities:		Class B Common Stock, $.22 par value per share (“shares” or “Class B shares”)

Name and Address of Issuer:		Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a)	Name of Person Filing:	Leonard H. Lavin (“Lavin”)

(b)	Address:	c/o Leonard H. Lavin 2525 Armitage Avenue Melrose Park, IL 60160

(c)	Principal Business:	Lavin, an individual, is a Director and Chairman of the Company.

(d)	Prior Criminal Convictions:	None

(e)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f)	Citizenship/Organization:	U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On September 21, 2003 the (i) 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Lavin shares voting and investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 546,953 Class B shares to the Carol L. Bernick and Children GRAT Trust, u/a/d 9/18/01 (the “CLB 2001 Trust”), to which Carol L. Bernick
(“Bernick”) has sole voting and investment power; and (ii) 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Lavin shares voting and investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 715,378 Class B shares to the CLB 2001 Trust, to which Bernick has sole voting and investment power.

Item 4. Purpose of Transaction.

The transactions were for the Lavin family’s estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of Class B Shares Beneficially Owned: 5,788,329 shares total; 2,863,225 shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”); 2,645,104 shares held as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87 (the “LHL Trust”); and 280,000 shares held by the Lavin Family Foundation, a charitable private foundation of which Lavin is the President and a Director (the “Lavin Family Foundation”).

	(ii)	Percentage of Class B Shares Beneficially Owned: 17.90% total: 8.85% as co-trustee of the BEL Trust; 8.18% as co-trustee of the LHL Trust; and .87% by the Lavin Family Foundation (based upon 32,340,240 shares outstanding as of June 30, 2003).

(b)	Number of Class B Shares as to Which Lavin Has:

		(i)	Sole power to vote:	0

		(ii)	Shared power to vote:	5,788,329	[1]

		(iii)	Sole power to dispose:	0

		(iv)	Shared power to dispose:	5,788,329	[1]

[1]	The 5,788,329 shares held by Lavin and reflected as shared power to vote and shared power to dispose include 2,863,225 shares held by the BEL Trust; 2,645,104 shares held by the LHL Trust; and 280,000 shares held by the Lavin Family Foundation.

Lavin shares the power to vote and dispose of 2,863,225 shares held by the BEL Trust, 2,645,104 shares held by the LHL Trust, and
280,000 shares held by the Lavin Family Foundation with Bernice E. Lavin and Carol L. Bernick. Certain information regarding Mrs.
Lavin and Mrs. Bernick is presented below:

	(i)	Name of Person:		(1)		Bernice E. Lavin
				(2)		Carol L. Bernick

	(ii)	Address:		(1) and (2)		2525 Armitage Avenue Melrose Park, Illinois 60160

	(iii)	Principal Business:		(1)		Bernice E. Lavin, an individual, is a Director, Vice Chairman, Treasurer and Secretary of the Company.
				(2)		Carol L. Bernick, an individual, is a Director, Vice Chairman, Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company.
	(iv)	Prior Criminal Convictions:		None.

CUSIP NO. 013068101	13D	Page 5 of 5 Pages

(v)	Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None.

(vi)	Citizenship/Organization:	U.S. Citizen.

The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 395,378 shares of Class A Common Stock, $.22 par value per share, of the Company (the “Class A shares”) held by Lavin Family Foundation, 5,704 Class A shares held by the LHL Trust, and the 64 Class A shares held by the BEL Trust.

	(c)	None, except as described in Item 3 above.

	(d)	None.

	(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2003

Signature:	/s/ Leonard H. Lavin

Name/Title:	Leonard H. Lavin, individually; as co-trustee of several trusts and as an officer of the Lavin Family Foundation.